Minefinders

Corporation Ltd.

United States Securities and Exchange Commission

100 F Street N.E., Stop 7010

Washington, D.C.

USA 20549

Atten:

Jennifer O’Brien

Cc:

Kevin Stertzel

Re:

Minefinders Corporation Ltd.

Form 40-F for the Fiscal Year Ended December 31, 2008

Filed March 12, 2009, Amended June 9, 2009

File no. 001-31586

September 1, 2009

Ms. O’Brien,

With respect to your facsimile comment letter dated August 31, 2009, I hereby request an extension of the 10 day period to respond as Mr. Greg Smith, Chief Financial Officer, is out of the office at various industry events until September 17, 2009.  We expect to provide you with a response to your comments on September 30, 2009.

Please call me should you have any questions regarding this extension.

Regards,

/s/ Mark H. Bailey

Mark H. Bailey

Chief Executive Officer

mark@minefinders.com

Minefinders Corporation Ltd.